Exhibit 99.47

CONSENT OF V. BLANCHET

The undersigned hereby consents to the use of his report "Technical Report on the Essakane Gold Mine Carbon-in-Leach and Heap Leach Feasibility Study, Sahel Region, Burkina Faso, dated January 31, 2020" with an effective date of November 6, 2019, and the information contained in it (not including any information prepared subsequent to January 31, 2020). The undersigned consents to the use of his report, and the information derived therefrom, as well as the reference to his name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022, (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ "Vincent Blanchet"

_________________________
By: Vincent Blanchet, ing.

Former Geological Engineer -

IAMGOLD Corporation

Dated: March 27, 2023